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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Streiter, Robert C. (Last) (First) (Middle)		Alpha Technologies Group, Inc.

	416 Sunbonnet Street	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			October 27, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Semi Valley, CA 93065 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President & Chief Operating Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												24,000		D

	Common Stock												14,900		I		(1)

	Common Stock		(2)						93	A	(2)		3,313		I		401(k)(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Employee Stock Option to Buy		1.8750						A

	Employee Stock Option to Buy		1.8750						A

	Employee Stock Option to Buy		4.8125						A

	Employee Stock Option to Buy		9.4100						A

	Employee Stock Option to Buy		13.0000						A

	Employee Stock Option to Buy		8.6300						A

	Employee Stock Option to Buy		2.8500						A

	Employee Stock Option to Buy		4.9800		11/14/01				A		100,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	10/20/03		Common Stock	15,000		(5)				D

	(4)	10/20/03		Common Stock	85,000		(5)				D

	(4)	9/1/04		Common Stock	50,000		(5)				D

	(6)	6/4/05		Common Stock	50,000		(5)				D

	(7)	7/27/05		Common Stock	50,000		(5)				D

	(8)	1/8/06		Common Stock	100,000		(5)				D

	(9)	9/23/06		Common Stock	25,000		(5)				D

	(10)	11/13/06		Common Stock	100,000		(5)		475,000		D

Explanation of Responses:

(1)   Represents shares owned by Mr. Streiter’s spouse. Mr. Streiter expressly disclaims for purposes of Section 16 of the Securities Exchange Act of 1934 beneficial ownership of these shares.

(2)   These shares of Alpha Technologies Group, Inc. were purchased from 11/1/2001 through 10/31/02, pursuant to Mr. Streiter’s participation in the ATGI 401(k) Savings/Stock Plan.

(3)   These shares are held in Mr. Streiter’s participation in the AGTI 401(k) Saving Stock Plan.

(4)   Currently exercisable.

(5)   These stock options were granted pursuant to the Company’s 1994 Stock Option Plan.

(6)   33,333 shares currently exercisable; 16,666 shares will become exercisable on June 5, 2003.

(7)   33,333 shares currently exercisable; 16,666 shares will become exercisable on July 28, 2003.

(8)   33,334 shares currently exercisable; 33,333 shares will become exercisable on January 9, 2003; and 33,333 shares will become exercisable on January 9, 2004.

(9)   8,334 shares currently exercisable; 8,333 shares will become exercisable on September 24, 2003; and 8,333 shares will become exercisable on September 24, 2004.

(10)   33,334 shares will become exercisable on November 14, 2002; 33,333 shares will become exercisable on November 14, 2003; and 33,333 shares will become exercisable on November 14, 2004.

-s- Joseph A. Almeida Attorney-in-Fact	December 9, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.